Via Facsimile and U.S. Mail
Mail Stop 6010

June 4, 2008

David C. Hastings
Chief Financial Officer
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road, Building E336
Wilmington, DE 19880

Re: Incyte Corporation
   Form 10-K for the Fiscal Year Ended December 31, 2007
   Filed March 6, 2008
   File Number: 001-12400

Dear Mr. Hastings:

   We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 1. Organization and Summary of Significant Accounting Policies
Research and Development, pages 58-59

1.   Please tell us why you believe recording a monthly allocation of expense for your pass through fees is in accordance with GAAP. In this respect, provide additional disclosure as to how the allocations are made, the methods of recording the expense, what estimates are involved, and how often you reconsider the estimates.

Note 3. Concentrations of Credit Risk, page 61

2.   We note your statement on page 61 that "A single customer contributed 87%, 88% and 21% of total revenues for the years ended December 31, 2007, 2006 and 2005, respectively." Supplementally, please confirm that this single customer is Pfizer.

Note 4. Collaborative License Agreement, page 61

3.   Please revise your disclosure to include the length of and termination provisions for the collaborative license agreement with Pfizer. Please clarify whether you have any remaining obligations under this agreement and why it was appropriate to recognize the $40 million upfront payment over two years. Specifically tell us how you addressed the joint research committee obligation and the development committee obligation in your analysis.

4.   Please clarify in "Revenue Recognition" in Note 1 your revenue recognition policy for contract revenues. The disclosure that states that contract revenues in connection with research services are recognized as earned is vague.

Schedule 14A filed April 7, 2008

Corporate Governance
Certain Relationships and Related Transactions, page 11

5.   We note that you have not provided disclosure regarding transactions with related persons in response to Item 404(a) of Regulation S-K. Supplementally, please confirm your apparent conclusion that you did not have any reportable transactions under this Item.

Executive Compensation, page 14
General

6.   It appears that you have not provided the table required by Item 402(g) of Regulation S-K regarding option exercises and vesting. Please supplementally explain to us why you have not included the table.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Michael Reedich, Special Counsel, at (202) 551-3612 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant